Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

RECEIVED

Ferreyros

FEB 16 P 3:09

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

06010966

Lima, Febreruary 14th, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of December 31st, 2005, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
FEB 1 3 2006
THOMSON
FINANCIAL

Ferreyros

RECEIVED
2006 FEB 16 P 3:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

HECHO DE IMPORTANCIA

Lima, 14 de febrero del 2006

Señores
Comisión Nacional Supervisora de Empresas y Valores
Presente.-

Estimados señores:

De acuerdo a disposiciones vigentes, cumplimos con presentar los estados financieros de Ferreyros S.A.A. al 31 de diciembre del 2005, así como las notas a los Estados Financieros e Informe de Gerencia a la misma fecha. El Informe de Gerencia incluye la Declaración de Responsabilidad y el Análisis y Discusión de Gerencia.

Los estados financieros al 31 de diciembre del 2005 han sido aprobados en Sesión de Directorio de fecha 13 de febrero del 2006.

Atentamente,

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2005. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactar con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2005

(Lima, Perú, 14 de febrero del 2006).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del cuarto trimestre del 2005.

Las ventas al 31-12-05 ascendieron a S/. 966.6 millones, en comparación con S/. 832.0 millones del mismo periodo del año anterior, un incremento de 19.8%.

La utilidad neta al 31-12-05 ascendió a S/ 30.1 millones en comparación con S/. 27.6 millones del mismo período del año anterior, un aumento de 9.4%. Este incremento ha sido alcanzado a pesar de que en el 2005 se registró una pérdida en cambio por S/. 9.8 millones mientras que en el 2004 hubo una utilidad por REI de S/. 17.9 millones. Como se puede observar en el anexo 1, la utilidad del año 2005 antes de resultado por exposición a la inflación asciende S/. 58.6 millones en comparación con S/. 25.7 millones del año anterior, un incremento de 127.3%, generado principalmente por mayores ventas, mejores márgenes y una reducción de los gastos de venta y administración, gracias a las medidas que se adoptaron en el segundo semestre del 2005 para mejorar la rentabilidad de las diferentes unidades de negocio.

A partir del 1° de enero del presente año, el ajuste integral de los estados financieros por inflación ha sido suspendido por disposición del Concejo Normativo de Contabilidad, razón por la cual en el año 2005 no se ha registrado Resultado por Exposición a la Inflación (REI).

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2005 y 2004. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros
VICTOR ASTETE PALMA
Gerente División Contraloría

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 4T 2005 ascendieron a S/. 269.5 millones, en comparación con S/. 185.6 millones del mismo período del año anterior, un incremento de 45.2 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 56.4% a las del 4T 2004 (S/. 115.7 millones en el 4T 2005; 74.0 millones en el 4T 2004), lo cual se explica por lo siguiente:

- Incremento de 81.5% en la venta de equipos Caterpillar (S/. 91.8 millones en el 4T 2005; S/: 50.6 millones en el 4T 2004) debido a importantes ventas de camiones mineros Caterplillar a clientes de la gran minería y a la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de diferentes sectores económicos.
- Disminución no significativa en la venta de equipos agrícolas de 3.4% (S/.5.1 millones en el 4T 2005; S/. 5.3 millones en el 4T 2004)
- Crecimiento de 183.0% en las ventas de la línea automotriz (S/. 5.5 millones en el 4T 2005, S/. 1.9 millones en el 4T 2004), como consecuencia de la demanda generada por la renovación del parque automotor y de la prohibición para la importación de vehículos usados.
- Disminución de 18.1% en las ventas de unidades usadas (S/. 13.2 millones en el 4T 2005, S/. 16.1 millones en el 4T 2004), debido a que en el 4T 2004 se realizó una venta importante de equipos usados a un cliente de la gran minería, operación que no se repitió en el 4T 2005.

De otro lado, en 4T 2005, las ventas de repuestos y servicios fueron superiores en 39.6% a las del mismo período del año anterior (S/.149.9 millones en el 4T 2005; S/.107.3 millones en el 4T 2004), debido a importantes ventas de repuestos y servicios a empresas de la gran minería, que en el segundo semestre del 2005 aumentaron significativamente el envío de componentes para su reparación en los talleres de la Compañía.

Por su parte, los ingresos por alquiler de equipos del 4T 2005 mostraron una disminución de 7.1% en comparación con los registrados en el mismo periodo del año anterior (S/. 3.9 millones el 4T 2005; S/. 4.2 millones en el 4T 2004). Esta reducción en las ventas del 4T 2005 se debe a que la Compañía alquiló a lo largo del 2004 una flota importante de equipos a una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. Tanto la ejecución de los trabajos como el alquiler de los equipos terminaron en diciembre del 2004. Las unidades sobrantes de la flota de alquiler fueron transferidas para su venta al inventario de equipos usados.

UTILIDAD EN VENTAS.- La utilidad en ventas del 4T 2005 ascendió a S/. 68.7 millones, en comparación con S/. 44.3 millones del mismo período del año anterior, un incremento de 55.1%, originado principalmente por un aumento en las ventas de equipos Caterpillar así como por la mayor venta de repuestos y servicio. En términos porcentuales el margen bruto del 4T 2005 es superior

Ferreyros S.A.A. Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

al del mismo período del año anterior (4T 2005, 25.5%; 4T 2004, 23.9%) debido a que en el 2005 ya no se realizó el ajuste del costo de venta por inflación así como a una mejora en los márgenes brutos de la mayoría de las líneas de venta.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 4T 2005 a S/. 34.3 millones en comparación con S/. 41.5 millones del mismo período del año anterior, una disminución de 17.1 %. Esta reducción es el resultado neto de las siguientes variaciones:

- Disminución de los gastos fijos como resultado de las medidas que se adoptaron a partir de julio del 2005 para mejorar la rentabilidad de las diferentes unidades de negocio.
- Disminución de la provisión para cobranza dudosa. Hasta el 31 de diciembre del 2004 la compañía registró provisiones importantes para cuentas de clientes que se encontraban en Indecopi. Gracias a una mejora en la calidad de la cartera, en el 2005 se registró una provisión para cobranza dudosa bastante menor que la del año anterior.
- Aumento de los gastos variables por mayores ventas del período

INGRESOS FINANCIEROS.- Los ingresos financieros del 4T 2005 ascendieron a S/. 6.9 millones en comparación con S/. 6.2 millones del mismo período del año anterior, un incremento de 11.8%, generado principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 4T 2005 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el mismo período del año anterior, debido a un aumento de las compras de equipos y repuestos como consecuencia del importante crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 9.0 millones en el 4T 2005 en comparación con S/.6.8 millones del mismo período del año anterior, un aumento de 32.8% debido a: i) un incremento en los pasivos por S/ 46.1 millones (el pasivo promedio sujeto a intereses en 4T del 2005 fue de S/. 360.1 millones, en comparación con S/ 314.8 millones del mismo período del año anterior), y ii) un aumento de las tasas de interés en el mercado internacional, que afectó principalmente el gasto financiero de obligaciones a corto plazo con proveedores e instituciones financieras del exterior. La tasa libor a 180 días de 2.78% en diciembre del 2004 llegó a finales del 2005 a 4.68%.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.2.2 millones en el 4T 2005, en comparación con S/. 2.3 millones registrados en el mismo período del año anterior, una disminución no significativa de 4.5%.

OTROS INGRESOS (EGRESOS).--- En el 4T 2005 se registró en este rubro un egreso neto de S/. 10.5 millones en comparación con un ingreso neto de S/. 3.0 millones del mismo período del año anterior. En el 4T 2005, se incluyó en

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.5 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 2.0 millones por provisión para desvalorización de activo fijo, iii) un egreso neto de S/. 2.6 millones por acotaciones tributarias; y iv) otros egresos netos por S/. 2.4 millones. En el 4T del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/.1.4 millones por reversión de una provisión para costo de ventas de equipos de alquiler, efectuada en exceso en años anteriores y cuya situación se definió en el 4T del 2004; ii) un ingreso de S/. 0.4 millones por reversión de una provisión para pago de multas, efectuada en exceso en el 2004; iii) ingreso por S/. 0.2 millones por alquiler de locales; y iv) otros ingresos, neto por S/. 0.9 millones.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).-- Por Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad ha suspendido a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Por tal razón, el REI del 4T 2005 incluye solamente pérdida en cambio por S/. 5.9 millones, mientras que el REI del 4T 2004 por S/. 0.7 millones incluye: utilidad en cambio por S/. 3.3 millones, utilidad por ajuste por inflación del estado de ganancias y pérdidas por S/. 2.7 millones y pérdida por ajuste por inflación del balance general por S/. 5.3 millones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del cuarto trimestre del 2005 y 2004 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 4T 2005 ascendió a S/. 11.3 millones en comparación con S/. 4.5 millones del mismo período del año anterior, un incremento de 152.6%, explicado por un incremento en la utilidad bruta, una disminución en los gastos de Administración y Ventas y un incremento en los ingresos financieros, lo cual permitió cubrir la pérdida por diferencia de cambio, el incremento en los gastos financieros, la disminución en la participación en los resultados de las subsidiarias, y el aumento en otros egresos, así como aumentar la utilidad neta en S/. 6.8 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACION Y AMORTIZACIÓN (UAIDA)

La UAIDA (EBITDA, por sus siglas en inglés) alcanzó en el 2005 la suma de S/. 120.8 millones en comparación con S/. 85.9 millones del año anterior, un incremento de 40.7%

ANALISIS DEL BALANCE GENERAL

Al 31-12-05, el total de pasivos ascendió a S/. 519.8 millones en comparación con S/. 446.6 millones al 31-12-04, un incremento de S/. 72.2 millones. Por otra parte, el total de activos al 31-12-05 ascendió a S/. 840.3 millones en comparación con S/. 743.7 millones al 31-12-04, un incremento neto de S/.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

96.6 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 139.8 millones, como consecuencia de: i) aumento de S/. 97.3 millones por mayores ventas (este importe incluye financiamiento de corto plazo a clientes por un monto importante, que será cobrado en los próximos meses mediante su transferencia a una entidad financiera, ii) aumento de S/.52.8 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Comerciales; iii) disminución de S/. 7.0 millones por incremento en la provisión para cobranza dudosa; y iv) disminución de S/. 3.3 millones por incremento en intereses diferidos.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 46.7 millones, que se explica por: i) disminución de S/. 52.8 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; ii) aumento de 4.4 millones en cuentas por cobrar a afiliadas, y iii) otros incrementos por S/. 1.7 millones.

c) Aumento neto de Existencias por S/. 49.1 millones debido a: i) aumento neto de S/.45.7 millones por compras efectuadas en el período para atender el crecimiento de las ventas; ii) aumento neto de S/. 15.2 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 11.8 millones por incremento de la provisión para desvalorización de existencias.

e) Disminución neta del Activo Fijo por S/. 32.1 millones, que se explica por: i) aumento de S/. 19.3 millones por compras de equipos de alquiler; ii) disminución neta de S/. 15.2 millones por transferencia de equipo de alquiler del activo fijo al inventario; iii) disminución de S/.31.3 millones por aumento en la depreciación acumulada; iv) aumento de S/. 5.1 millones por compras de otros activos fijos; v) disminución de S/. 7.9 millones por aumento en la provisión para desvalorización de activo fijo; y vi) otras disminuciones netas por S/. 2.1 millones.

f) Disminución neta de Inversiones en Valores por S/. 1.6 millones debido a: i) aumento de S/. 10.9 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) disminución de S/. 1.1 millones por liquidación de una inversión en un patrimonio fideicometido; iii) disminución de S/. 6.4 millones por dividendos recibidos en efectivo de una subsidiaria, registrados previamente en el rubro Inversiones a través del método de participación patrimonial; y iv) disminución de S/. 1.7 millones por redención de bonos de titulización Cosapi, y v) otras disminuciones por S/. 0.1 millones.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-12-05 es de 1.73, superior al ratio corriente de 1.49 al 31-12-04..

El ratio de apalancamiento financiero al 31-12-05 es 1.19 en comparación con 1.04 al 31-12-04. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 31 de diciembre 2005 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

Estado de Ganancias y Pérdidas
(En miles de soles)

	4T 05	%	3T 05	%	4T 04	%	4T 05/ 3T 05 %	4T 05/ 4T 04 %	Acumulado al 31-12-05	%	Acumulado al 31-12-04	%	Variación %
Ventas Netas	269,503	100.0	274,690	100.0	185,601	100.0	-1.9	45.2	996,605	100.0	832,090	100.0	19.8
Costo de Ventas	-200,811	-74.5	-213,814	-77.8	-141,309	-76.1	-6.1	42.1	-770,773	-77.3	-653,928	-78.6	17.9
Utilidad en ventas	**68,692**	25.5	**60,876**	22.2	**44,292**	23.9	**12.8**	**55.1**	**225,832**	22.7	**178,161**	21.4	**26.8**
Otros ingresos operacionales	0	-	0	-	0	0.0			0	0.0	0	0.0	
Utilidad Bruta	**68,692**	25.5	**60,876**	22.2	**44,292**	23.9	**12.8**	**55.1**	**225,832**	22.7	**178,161**	21.4	**26.8**
Gastos de Venta y Administración	-34,368	-12.8	-37,781	-13.8	-41,459	-22.3	-9.0	-17.1	-148,521	-14.9	-152,203	-18.3	-2.4
Utilidad en operaciones	**34,324**	12.7	**23,095**	8.4	**2,833**	1.5	**48.6**	**1111.5**	**77,311**	7.8	**25,958**	3.1	**197.8**
Ingresos Financieros	6,962	2.6	6,102	2.2	6,225	3.4	14.1	11.8	23,496	2.4	19,686	2.4	19.4
Gastos Financieros	-9,049	-3.4	-7,632	-2.8	-6,814	-3.7	18.6	32.8	-30,727	-3.1	-28,011	-3.4	9.7
Participación en los resultados de subsidiarias y afiliadas	2,259	0.8	2,581	0.9	2,318	1.2	-12.5	-2.6	10,860	1.1	10,676	1.3	1.7
Otros Ingresos (Egresos), neto	-10,515	-3.9	-3,958	-1.4	2,966	1.6	165.7	-454.5	-22,320	-2.2	-2,515	-0.3	787.5
Utilidad antes de Pérdida en cambio y/o Resultado por exposición a la inflación	**23,981**	8.9	**20,188**	7.3	**7,528**	4.1	**18.8**	**218.6**	**58,620**	5.9	**25,794**	3.1	**127.3**
Pérdida en cambio y/o Resultado por exposición a la inflación	-5,913	-2.2	-6,514	-2.4	666	0.4	-9.2	-987.8	-9,780	-1.0	17,903	2.2	-154.6
Utilidad antes de Participaciones e Impuesto a la Renta	**18,068**	6.7	**13,674**	5.0	**8,194**	4.4	**32.1**	**120.5**	**48,839**	4.9	**43,697**	5.3	**11.8**
Participaciones	-1,555	-0.6	-1,122	-0.4	-877	-0.5	38.6	77.3	-4,063	-0.4	-3,493	-0.4	16.3
Utilidad antes de Impuesto a la Renta	**16,513**	**6.1**	**12,552**	**4.6**	**7,317**	**3.9**	**31.6**	**125.7**	**44,777**	**4.5**	**40,204**	**4.8**	**11.4**
Impuesto a la Renta	-5,210	-1.9	-4,229	-1.5	-2,843	-1.5	23.2	83.3	-14,635	-1.5	-12,655	-1.5	15.6
Utilidad neta	**11,303**	**4.2**	**8,323**	**3.0**	**4,474**	**2.4**	**35.8**	**152.6**	**30,142**	**3.0**	**27,549**	**3.3**	**9.4**

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

	31-dic-05	31-dic-04	Variación % 31-dic-05 / 31-dic-04
Caja y bancos	11,469	24,041	-52.3
Cuentas por cobrar comerciales	226,845	93,171	143.5
Inventarios	253,255	204,088	24.1
Cuentas por cobrar vinculadas	7,043	13,363	-47.3
Otras cuentas por cobrar	13,953	60,670	-77.0
Gastos pagados por anticipado	2,136	2,220	-3.8
Activo Corriente	**514,701**	**397,553**	29.5
Cuentas por cobrar comerciales a largo plazo	34,787	28,665	21.4
Inmueble, maquinaria y equipo			
Equipo de alquiler	74,130	85,614	-13.4
Otros activos fijos	263,689	281,360	-6.3
	337,819	366,974	-7.9
Depreciación acumulada	-153,938	-150,969	2.0
Inmueble, maquinaria y equipo, neto	183,881	216,005	-14.9
Inversiones	95,347	93,598	1.9
Otros activos no corrientes	11,651	7,884	47.8
Activo no Corriente	325,666	346,152	-5.9
Total Activo	**840,367**	**743,705**	13.0
Deuda de corto plazo	108,131	134,236	-19.4
Otros pasivos corrientes	194,564	132,441	46.9
Pasivo corriente	**302,695**	**266,677**	13.5
Deuda de largo plazo	217,096	179,888	20.7
Total Pasivo	**519,791**	**446,565**	16.4
Ganancias diferidas	5,668	3,980	42.4
Patrimonio	**314,908**	**293,160**	7.4
Total Pasivo y Patrimonio	**840,367**	**743,705**	13.0
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	31,475	32,078	
UAIDA	**120,822**	**85,883**	
Ratios Financieros			
Ratio corriente	1.70	1.49	
Apalancamiento Financiero (Pasivos Financieros/Patrimonio)	1.19	1.04	
Endeudamiento (Total Pasivo/Patrimonio)	1.65	1.52	
Valor contable por acción	1.30	1.34	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A

Ventas netas por Area de Operaciones
(En miles de soles)

	4T 05	%	3T 05	%	4T 04	%	Variación 4T 05/ 3T 05 %	Variación 4T 05/ 4T 04 %	**Acumulado al 31-12-2005**	**%**	**Acumulado al 31-12-2004**	**%**	**Variación %**
Caterpillar:													
Gran minería	47,346	17.6	33,590	12.2	27,345	14.7	41.0	73.1	160,358	16.1	144,515	17.4	11.0
Otros	44,440	16.5	68,438	24.9	23,215	12.5	-35.1	91.4	192,885	19.4	94,183	11.3	104.8
	91,786	34.1	102,028	37.1	50,560	27.2	-10.0	81.5	353,243	35.4	238,698	28.7	48.0
Equipos agrícolas	5,170	1.9	6,146	2.2	5,352	2.9	-15.9	-3.4	25,924	2.6	24,615	3.0	5.3
Automotriz	5,540	2.1	7,376	2.7	1,958	1.1	-24.9	183.0	27,643	2.8	14,761	1.8	87.3
Unidades usadas	13,201	4.9	6,430	2.3	16,123	8.7	105.3	-18.1	38,950	3.9	47,086	5.7	-17.3
	115,698	42.9	121,980	44.4	73,993	39.9	-5.2	56.4	445,760	44.7	325,160	39.1	37.1
Repuestos y servicios	149,885	55.6	147,908	53.8	107,391	57.9	1.3	39.6	535,035	53.7	486,059	58.4	10.1
Alquileres	3,919	1.5	4,802	1.7	4,217	2.3	-18.4	-7.1	15,810	1.6	20,871	2.5	-24.3
Total	269,502	100.0	274,690	100.0	185,601	100.0	-1.9	45.2	996,605	100.0	832,090	100.0	19.8

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2005
Minería	65.9%
Construccion	17.6%
Agricultura	2.8%
Pesca	2.7%
Transporte	2.2%
Industria	2.0%
Gobierno	1.9%
Otros	4.9%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

14/02/20069:46DICIEMBRE 2005.xls

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de diciembre del 2005

(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	34,808	17,900	1,650	15,258
Papeles Comerciales	-			
Proveedores:				
Caterpillar	18,863	18,863		
Otros	10,442	10,442		
Bonos corporativos	55,000		17,000	38,000
Caterpillar Financial Services	12,434		2,417	10,017
Otros pasivos	19,951	19,951		
Total	151,498	67,156	21,067	63,275

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2005	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda		Elegir la moneda
E. de Flujos de Efectivo		Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Balance General
Al 31 de Diciembre del año 2005 y 31 de Diciembre del año 2004
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 31 de Diciembre 2005	Al 31 de Diciembre 2004
	Activo Corriente			
1D0101	Caja y Bancos	0	11,469	24,041
1D0102	Valores Negociables (neto de provisión acumulada)	0	0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	226,845	93,171
1D0104	Cuentas por Cobrar a Vinculadas	0	7,043	13,363
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)	0	13,953	60,670
1D0106	Existencias (neto de provisión acumulada)	3	253,255	204,088
1D0108	Activos por Instrumentos Financieros Derivados	0	0	0
1D0107	Gastos Pagados por Anticipado	0	2,136	2,220
1D01ST	**Total Activo Corriente**		514,701	397,553
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	2	34,787	28,665
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo	0	0	0
1D0209	Existencias	0	0	0
1D0204	Inversiones Permanentes (neto de provisión acumulada)	0	95,347	93,598
1D0210	Activos por Instrumentos Financieros Derivados	0	0	0
1D0211	Inversiones en Inmuebles	0	0	
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	183,881	216,005
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	0	444	744
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo	0	11,207	7,140
1D0212	Crédito Mercantil	0	0	0
1D0208	Otros Activos	0	0	0
1D02ST	**Total Activo No Corriente**		325,666	346,152
1D020T	**TOTAL ACTIVO**		840,367	743,705

Pasivo y Patrimonio	Notas	Al 31 de Diciembre 2005	Al 31 de Diciembre 2004	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	1,177	1,098	1D0306
Préstamos Bancarios	0	61,415	19,082	1D0307
Cuentas por Pagar Comerciales	0	108,131	130,890	1D0302
Cuentas por Pagar a Vinculadas	0	3,674	3,346	1D0303
Otras Cuentas por Pagar	0	56,019	38,204	1D0304
Parte Corriente de las Deudas a Largo Plazo	6	72,279	74,057	1D0305
Pasivos por Instrumentos Financieros Derivados	0	0	0	1D0308
Total Pasivo Corriente		302,695	266,677	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	6	217,096	179,888	1D0401
Cuentas por pagar a vinculadas	0	0	0	1D0402
Pasivos por Instrumentos Financieros Derivados	0	0	0	1D0405
Ingresos Diferidos (netos)	0	5,668	3,980	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0	1D0404
Total Pasivo No Corriente		222,764	183,868	1D04ST
Total Pasivo		525,459	450,545	1D040T
Contingencias	0			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	7	266,178	251,550	1D0701
Capital adicional	0	0	0	1D0702
Acciones de Inversión	0	0	0	1D0703
Resultados no realizados	0	0	0	1D0708
Excedente de Revaluación	7	12,303	10,267	1D0704
Reservas Legales	0	6,284	3,529	1D0705
Otras Reservas	0	0	0	1D0706
Resultados Acumulados	7	30,143	27,814	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0	0	0	1D0709
Total Patrimonio Neto		314,908	293,160	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		840,367	743,705	1D070T

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2005 y 2004
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2005	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2004
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	11	267,438	184,268	965,272	825,538
2D0102	Otros Ingresos Operacionales	0	-205	456	3,437	1,273
2D01ST	**Total de Ingresos Brutos**		**267,233**	**184,724**	**968,709**	**826,811**
2D0201	Costo de Ventas (Operacionales)	11	-198,541	-140,432	-742,877	-648,650
2D0202	Otros costos operacionales	0	0	0	0	0
2D0203	**Total Costos Operacionales**		-198,541	-140,432	-742,877	-648,650
2D02ST	**Utilidad Bruta**		**68,692**	**44,292**	**225,832**	**178,161**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-18,822	-22,989	-63,116	-91,647
2D0301	Gastos de Administración	0	-15,546	-18,470	-85,405	-60,556
2D0303	Provisión por perdidas por desvalorización de activos	0	0	0	0	0
2D03ST	**Utilidad Operativa**		**34,324**	**2,833**	**77,311**	**25,958**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	6,962	6,225	23,496	19,686
2D0402	Gastos Financieros	0	-14,962	-6,814	-40,507	-28,011
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	2,259	2,318	10,860	10,676
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
2D0403	Otros Ingresos	0	0	0	0	0
2D0404	Otros Gastos	0	-10,515	2,966	-22,320	-2,515
2D0408	Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
2D0405	Resultado por Exposición a la Inflación	0	0	666	0	17,903
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**18,068**	**8,194**	**48,840**	**43,697**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-1,555	-877	-4,063	-3,493
2D0502	Impuesto a la Renta corriente y diferido	0	-5,210	-2,843	-14,635	-12,655
2D05ST	**Resultado antes de Gastos Extraordinarios**		11,303	4,474	30,142	27,549
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
2D06ST	**Resultado antes de Interes Minoritario**		11,303	4,474	30,142	27,549
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**11,303**	**4,474**	**30,142**	**27,549**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**11,303**	**4,474**	**30,142**	**27,549**
2D0901	Utilidad (pérdida) básica por acción común	9	0.047000	0.018000	0.125000	0.114000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

FERREYROS S.A.A.
VICTOR ... PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1991[illegible]

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 31 de Diciembre de 2005	Del 1 de Enero de 2004 al 31 de Diciembre de 2004
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	799,280	787,776
Honorarios y comisiones	0	3,286	0
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	9,488	0
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	20,929	24,208
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-830,235	-705,632
Remuneraciones y beneficios sociales	0	-110,346	-98,568
Tributos	0	-13,251	-17,441
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-139	-1,036
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**-120,988**	**-10,693**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	1,041	103
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	14,646	2,078
Venta de activos intangibles	0		0
Intereses y rendimientos	0	0	0
Dividendos	0	4,886	21
Otros cobros de efectivo relativos a la actividad	0	1,584	1,785
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	-607
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-5,130	-9,333
Compra y desarrollo de activos intangibles	0	0	-268
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**17,027**	**-6,221**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	3,753	777
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	363,052	110,208
Otros cobros de efectivo relativos a la actividad	0	52,800	32,628
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	0	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-284,523	-119,071
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-31,706	-29,429
Dividendos	0	-11,987	-9,130
Otros pagos de efectivo relativos a la actividad.	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**91,389**	**-14,017**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**-12,572**	**-30,931**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	24,041	37,069
Resultado por Exposición a la Inflación	0	0	17,903
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**11,469**	**24,041**

FERREYROS S.A.A.
VICT... ...STETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 31 de Diciembre de 2005	Del 1 de Enero de 2004 al 31 de Diciembre de 2004
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	30,142	27,549
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	7,050	16,597
Provisión por desvalorización de existencias	0	11,794	9,854
Provisión por fluctuación del valor de los valores e inversiones	0	0	2,433
Depreciación del ejercicio	0	31,338	32,011
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	138	86
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	18,214	0
Pérdida en venta de valores e inversiones permanentes	0	0	38
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	30,727	38,266
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-7,709	-574
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	0	-17,903
Impuesto a la renta y participación de los trabajadores diferidos	0	-5,205	-1,768
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-10,860	-10,676
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-6,625	-23,769
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-141,929	-73,906
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	-687	40,685
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	-62,587	1,993
(Aumento) Disminución en Gastos Pagados por Anticipado	0	1,474	149
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-30,513	-62,703
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	14,250	10,945
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0.000000	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		-120,988	-10,693

PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

FERREYROS S.A.A.

VICTOR ASTETE PALMA

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
4D0101	**Saldos al 1ero. de enero de 2004**	241,281	0	0	0	10,926	1,400	0	21,322	0	274,929
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,318	0	-9,318
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0114	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0109	10. Capitalización de partidas patrimoniales	10,269	0	0	0	-659	0	0	-9,610	0	0
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	27,549	0	27,549
4D0116	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	2,129	0	-2,129	0	0
4D01ST	**Saldos al 31 de Diciembre de 2004**	**251,550**	**0**	**0**	**0**	**10,267**	**3,529**	**0**	**27,814**	**0**	**293,160**
4D0201	**Saldos al 1ero. de enero de 2005**	251,550	0	0	0	10,267	3,529	0	27,814	0	**293,160**
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0204	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-11,989	0	-11,989
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0214	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0209	10. Capitalización de partidas patrimoniales	14,628	0	0	0	-1,559	0	0	-13,069	0	0
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	3,595	0	0	0	0	3,595
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	30,142	0	30,142
4D0216	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	2,755	0	-2,755	0	0
4D02ST	**Saldos al 31 de Diciembre de 2005**	**266,178**	**0**	**0**	**0**	**12,303**	**6,284**	**0**	**30,143**	**0**	**314,908**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2005
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	241980000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	32326
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	19118
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	752
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	145984
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	24492
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	5547

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPI
Contador General - Mat. 19915

FERREYROS S.A.A.
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Diciembre	Al 31 de Diciembre
Total Activo **IGUAL a:**	840,367	743,705
- Total Pasivo+Patrimonio	840,367	743,705
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2005	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2004	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	965,272		825,538	
Otros Ingresos Operacionales	3,437		1,273	
Ingresos Financieros	23,496		19,686	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-742,877		-648,650	
Otros costos operacionales	0		0	
Gastos de Administración	-85,405		-60,556	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-63,116		-91,647	
Gastos Financieros	-40,507		-28,011	
Otros Gastos	-22,320		-2,515	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresion a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	251,550	0	0	0	10,267	3,529	0	27,814	0
Saldos del Balance General del periodo anterior	251,550	0	0	0	10,267	3,529	0	27,814	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	266,178	0	0	0	12,303	6,284	0	30,143	0
Saldos del Balance General del periodo actual	266,178	0	0	0	12,303	6,284	0	30,143	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2004
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	30,142	27,549
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	30,142	27,549
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual **IGUAL a:**	24,041
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	24,041
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	11,469
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	11,469
Consistencia :==>	

[illegible]	Del 1 de Enero de [illegible] al 31 de Diciembre de [illegible]	Del 1 de Enero de [illegible] al 31 de Diciembre de [illegible]
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	30,142	27,549
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	30,142	27,549
Consistencia: ==>		
	Del 1 de Enero de [illegible] al 31 de Diciembre de [illegible]	Del 1 de Enero de [illegible] al 31 de Diciembre de [illegible]
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	-120,988	-10,693
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	-120,988	-10,693
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
NOTAS A LOS ESTADOS FINANCIEROS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DEL 2005

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2004.

Ajuste de los estados financieros para reconocer los efectos de la inflación

A través dela Resolución N° 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 son considerados como los saldos iniciales al 1° de enero del 2005. Este tratamiento también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

	2005		2004	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	266,197	38,220	165,034	31,647
Intereses diferidos	-9,757	-3,433	(6,892)	(2,982)
Provisión para cuentas de cobranza dudosa	-29,595		(64,971)	
	226,845	34,787	93,171	28,665

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

3) EXISTENCIAS

Este rubro comprende:

	31-12-05	31-12-04
	(En miles de soles)	
Máquinas, motores y automotores	140,703	94,839
Repuestos	90,815	67,040
Servicios de taller en proceso	19,280	23,730
Existencias por recibir	21,575	32,427
	272,373	218,036
Provisión para desvalorización de existencias	(19,118)	(13,948)
	253,255	204,088

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	31-12-05	31-12-04
	(En miles de soles)	
Saldo inicial	13,948	13,697
Adiciones del año	11,794	9,854
Aplicaciones por ventas	(6,625)	(8,776)
Otros cambios		(827)
Saldo final	19,118	13,948

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19815

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Revaluación S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -							
Terrenos	49,827	34	(514)		5,547		54,894
Edificios y otras construcciones	73,596	456	(155)	7,637			81,534
Instalaciones	10,308	382		(6,754)			3,936
Maquinaria y equipo	112,663	1,955	(11,482)	(14,941)		(29)	88,166
Maquinaria y equipo, flota de alquiler	85,614	19,363	(1,511)	(29,336)			74,130
Unidades de transporte	4,732		(1,132)	119			3,719
Muebles y enseres	27,972	1,820	(109)	(105)			29,578
Trabajos en curso	2,262	482		(882)			1,862
	366,974	24,492	(14,903)	(44,262)	5,547	(29)	337,819
Depreciación acumulada -							
Edificios y otras construcciones	20,898	2,421	(26)	5,042			28,335
Instalaciones	7,439	251		(5,041)			2,649
Maquinaria y equipo	75,059	12,718	(4,544)	(16,523)			66,710
Maquinaria y equipo, flota de alquiler	21,166	13,714	(101)	(14,050)		83	20,812
Unidades de transporte	4,347	105	(892)	(121)			3,439
Muebles y enseres	22,060	2,128	(60)			(89)	24,039
	150,969	31,337	(5,623)	(30,693)	0	(6)	145,984
Provisión para desvalorización de inmueble	0	(7,954)					(7,954)
Costo neto	216,005						183,881

5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/.25 millones.

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6 DEUDAS A LARGO PLAZO

Al 31 de diciembre del 2005 y del 2004, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado	Saldos pendientes de pago Total		Total		Corriente		No Corriente	
				2005	2004	2005	2004	2005	2004	2005	2004
			US$000	US$000	US$000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7 % con garantias de inmuebles, maquinaria y equipo (Notas 5, 8 y 10).	Pagarés	Trimestral hasta el 2010	60,000/ (1) 12,580	12,434	27,461	42,661	90,156	8,293	16,930	34,369	73,226
Bonos Ferreyros Bonos emitidos Cuarta emisión en Serie B y C que devengan un interes de 4.5% y 6.25% respectivamente. Primera Emisión del primer programa de bonos Corporativos Serie A y B que devengan intereses anuales de 6.44% y 6% respectivamente. Tercera Emision del Primer programa de bonos Corporativos Serie A que devengan intereses anuales de 6.1175%. Cuarta Emision del Primer Programa de bonos Corporativos Seria A que devengan intereses anuales de 5.81%. Todos los bonos son con garantía del patrimonio de la Compañía.	Bonos Corporativos	Hasta Octubre del 2010	45,000/ (3) 55,000	55,000	45,000	188,705	147,735	58,327	49,245	130,378	98,490
Instituciones financieras Nacionales y Extranjeras Pagarés con instituciones financieras nacionales a la tasa de anual de 6%. Pagares con Instituciones financiera del Exterior a la tasa de interes efectiva Libor mas 4.5%	Pagarés	Trimestrales hasta el 2008	5,000/ 16,925	16,907	4,142	58,009	13,600	5,660	5,428	52,350	8,172
Caterpillar Brasil S.A. Letras por Pagar a tasas de interés anual de 4.625 % a 6.25% (Nota 8), con aval de banco local.	Letras	Trimestral hasta el 2005	5,000/ (2) 256	0	256	0	840		840		
Agco do Brasil S.A. Letras por pagar a tasas de interés anual de 4.56% a 4.56% a 6.375% (Nota 8), con aval de banco local.	Letras	Semestral hasta el 2005	5,000/ (2) 492		492	0	1,614		1,614		
				84,341	77,351	289,376	253,945	72,279	74,057	217,096	179,888

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Al 31 de diciembre del 2005, la Compañía tiene los siguientes compromisos:

a. Avales por US$ 11.5 millones y US$ 7.3 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US$ 3.1 millones, que garantizan transacciones diversas.

c. En adición como resultado de la venta de acciones de Matreq Ferreyros S.A. en caso de incumplimiento de la cláusula de garantía, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones. En función de las pérdidas informadas por el adquirente, la Compañía ha provisionado un gasto por US$0.5 millones al 31-12-05.

9) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Años terminados el	
		31-12-05	3-12-04	31-12-05	31-12-04
Utilidad atribuible	S/.	11,303,000	4,474,000	30,142,000	27,549,000
Promedio ponderado de acciones comunes en circulación		241,980,000	241,980,000	241,980,000	241,980,000
Utilidad básica por acción	S/.	0.047	0.018	0.125	0.114

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) PATRIMONIO

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó aumentar el capital social en S/.26.4 millones mediante la capitalización de ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social está representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

El excedente de revaluación corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas de un perito independiente en los años 1999 y 2005 y que podrá ser capitalizado y/o utilizado para compensar pérdidas.

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones.

8) CONTINGENCIAS Y COMPROMISOS

Al 31 de Diciembre del 2005, la Compañía tiene las siguientes contingencias:

a. En Febrero del 2003, la Compañía recibió una Resolución de Multa por S/. 2.3 millones, incluidos intereses, por supuesta omisión en el pago de la regularización del impuesto a la renta del año 2000, la cual fue declarada improcedente por el Tribunal Fiscal mediante Resolución No.059325-5-2005 de fecha 28-09-05.

b. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.7 millones, incluidos multas e intereses. La compañía ha presentado un recurso de apelación al Tribunal Fiscal.

c. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.16.6 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

d. La Compañía mantiene en proceso de reclamación, juicios por US$ 1.5 millones por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE.
Contador General - Mat. 19916

10) INFORMACIÓN POR SEGMENTOS

Las ventas netas y los resultados operativos por segmento de negocios son detallados a continuación:

	2005			2004		
	Equipos Pesados, repuestos y servicios S/.000	Otras Unidades de Negocios (a) S/.000	Total S/.000	Equipos Pesados, repuestos y servicios S/.000	Otras Unidades de Negocios (a) S/.000	Total S/.000
Total ingresos por ventas y servicios	878,987	86,285	965,272	756,798	68,739	825,537
Utilidad de operación	69,777	7,534	77,311	24,052	1,906	25,958
Principales activos:						
Activos fijos	134,254	49,627	183,881	157,805	58,200	216,005
Existencias	228,062	25,193	253,255	184,844	19,243	204,088
Cuentas por Cobrar	226,312	41,342	267,655	109,073	26,126	135,199
Total	588,628	116,162	704,791	451,722	103,569	555,292

(a) Comprende Unidades de Negocio que individualmente no alcanzan el 10% de los ingresos totales, ni el 10% de la utilidad operacional total y tampoco el 10% de los activos totales.

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

11) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres Terminados el:		Años Terminados el:	
	31-12-05	31-12-04	31-12-05	31-12-04
Ventas Netas	3,707	5,426	19,642	15,204
Utilidad en ventas	150	457	1,641	1,773

12) TRANSACCIONES CON EMPRESAS VINCULADAS

Las transacciones con subsidiarias se resumen como sigue:

	2005	2004
	S/.000	S/.000
Venta de bienes:		
Fiansa S.A.	(8)	162
Unimaq S.A.	3,005	2,558
Orvisa S.A.	13,789	11,225
Motorindustria S.A.	1,138	477
Domingo Rodas	354	0
	18,278	14,422
Venta de servicios:		
Fiansa S.A.	487	62
Unimaq S.A.	261	137
Motorindustria S.A.	282	539
Orvisa S.A.	316	44
Domingo Rodas	18	0
	1,364	782
	19,642	**15,204**
Compra de bienes:		
Unimaq S.A.	3,484	2,221
Orvisa S.A.	3,411	1,307
Fiansa	7,202	3,173
	14,097	6,701
Compra de servicios		
Unimaq	500	0
Motorindustria S.A.	28,443	26,313
Depósitos Efe S.A.	1,357	664
Fiansa S.A.	998	0
Orvisa	215	0
	31,513	26,977
	45,610	**33,678**

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19916

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.
Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

13)TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las principales transacciones que no han representado flujos de efectivo son las siguientes:

	31-12-05	31-12-04
	(En miles de soles)	
Transferencias de existencias a inmuebles, maquinaria y equipo	33,140	36,935
Transferencias de inmuebles, maquinaria y equipo a existencias	46,709	50,312

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916